Exhibit 1
METHANEX CORPORATION
ANNUAL INFORMATION FORM
March 23, 2007

REFERENCE INFORMATION
      In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “us”, “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures and partnerships.
      The Company uses the US dollar as its reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in US dollars.
      In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.
      In this AIF, we incorporate by reference our 2006 Management’s Discussion and Analysis (“2006 MD&A”) which contains information required to be included in this AIF. The 2006 MD&A is publicly accessible and is filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

      Approximate conversions of certain units of measurement used in this AIF into alternative units of measurement are as follows:
      1 tonne of methanol  =  332.6 US gallons
      Historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., Jim Jordan & Associates and Tecnon (UK) Ltd. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.
      Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association and is used under license by us.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
      Statements made in this document that are based on our current objectives, expectations, estimates and projections constitute forward-looking statements. These statements include forward-looking statements both with respect to us and the chemicals industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. Forward-looking statements are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in these forward-looking statements.
      Important factors that can cause stated outcomes to differ materially from actual outcomes include, but are not limited to, worldwide economic conditions; conditions in the methanol and other industries, including the supply of methanol; demand for methanol and its derivatives; actions of competitors; actions of governments including changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; risks attendant with methanol production and marketing, including operational disruption; risks attendant with carrying out capital expenditure projects, including the ability to obtain financing and completing the projects on time and on budget; availability and price of natural gas feedstock; foreign exchange risks; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; risks associated with investments and operations in multiple jurisdictions; and other risks discussed under the heading “Risk Factors and Risk Management” in our 2006 MD&A.
      Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

THE COMPANY
      Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (telephone: 604-661-2600).
      The following chart includes the principal operating subsidiaries and partnerships of the Company as of December 31, 2006 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

(1)	We permanently closed the Kitimat facility on November 1, 2005.

(2)	The 1.9 million tonne per year Motunui facility was permanently closed in November 2004 as a result of natural gas supply constraints.
BUSINESS OF THE COMPANY
      We are the world’s largest producer and marketer of methanol and the largest supplier of methanol to the major international markets of North America, Asia Pacific and Europe as well as Latin America.
What is Methanol?
      Methanol is a liquid chemical produced primarily from natural gas and is typically used as a chemical feedstock in the manufacture of other products. Estimated 2006 global methanol demand is approximately 38 million tonnes.
      Approximately 80% of all methanol is used in the production of derivative chemicals such as formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the energy sector. Methanol is used to produce MTBE, a gasoline component and there are developing markets for using methanol in energy applications such as biodiesel, methanol to power generation, di-methyl ether (DME) and fuel blending. Due to the diversity of the end-products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors.
Our Operations
      We own and operate methanol production facilities located in Chile, Trinidad and New Zealand. Our core production hubs in Chile and Trinidad have an annual production capacity of 5.8 million tonnes and these two hubs represent over 90% of our current total annual production capacity. We also produce methanol from our 0.5 million tonne per year production facility in Waitara Valley, New Zealand which is positioned as a flexible production asset. In addition to the methanol we produce, we currently purchase approximately 1.1 million tonnes annually of methanol produced by others in order to meet customer requirements and support our marketing efforts. We sell methanol through an extensive global marketing and distribution system. This has enabled us to become the largest supplier of methanol to the major international markets of North America, Asia Pacific and Europe as well as Latin America. Our total sales volume in 2006 was 7.0 million tonnes representing approximately 19% of estimated global demand for methanol.
      As a result of our global positioning, including our extensive network of storage terminals and expertise in the global distribution of methanol, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe we benefit from this competitive advantage through greater security of demand as a result of our excellent record of reliability, as well as marketing and transportation synergies and an improved customer mix.
      Our operations consist of the production and sale of methanol, which constitutes a single operating segment. Revenue, sales volumes and production volumes for each of the last two years can be found on page 12 of our 2006 MD&A.
DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY
      Since the early 1990s, we have expanded our global methanol production and marketing reach and have carried out a strategy designed to enable us to become a low cost producer and, we believe, a preferred supplier in the methanol industry. As a result of this strategy, we have developed a global presence in the methanol industry, allowing us to provide reliable, efficient and cost-effective delivery of methanol from geographically diverse locations to customers in the world’s methanol markets.
      Our primary objective is to create value by maintaining and enhancing our leadership in the production, marketing and delivery of methanol to our customers. The key elements of our strategy to achieve this objective are:

•	Low Cost — striving to reduce all aspects of our cost structure;

•	Global Leadership — maintaining our world leadership in methanol marketing, logistics and sales; and

•	Operational Excellence — focusing on operational excellence in manufacturing and other key areas of our business including prudent financial management.
      Low Cost. Maintaining a low cost structure is a key element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by our drive to maintain and enhance our low cost structure. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.
      Natural gas is the primary feedstock at our methanol production facilities. An important element of our strategy is to ensure long-term security of low cost natural gas supply and reduce our reliance on high cost production.
      Over the last several years we have developed a production hub in Trinidad with convenient access to methanol markets in North America and Europe. The Trinidad hub consists of the 850,000 tonne per year Titan facility which we wholly own and the 1.7 million tonne per year Atlas plant which is a joint venture with BP. Atlas commenced operations in 2004. We have a 63.1% interest in Atlas and market 100% of its production. Including our proportionate share of Atlas, our Trinidad production hub represents about two million tonnes of annual low cost production capacity.
      In 2005, we commenced operations at our 840,000 tonne per year expansion of our methanol production hub in Chile. This expansion is underpinned by a long-term natural gas supply contract. With this expansion, our methanol production hub in Chile has annual production capacity of 3.8 million tonnes.
      Our core production hubs in Chile and Trinidad have an annual production capacity of 5.8 million tonnes, which represents over 90% of our current total annual production capacity. These facilities are underpinned by long-term take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. The strategic location of our Chile and Trinidad production hubs allows us to deliver methanol cost-effectively to Asia Pacific, Europe, North America and Latin America.
      Our production facilities in Chile currently source approximately 62% of their natural gas feedstock from Argentina. During 2006, the government of Argentina passed new legislation increasing the existing duty on natural gas exports paid by our natural gas suppliers. While our gas contracts provide that duties levied by the government of Argentina are payable by the natural gas suppliers, we are in continuing discussions with our Argentinean natural gas suppliers regarding the impact of the increased export duty — refer to Natural Gas Supply — Chile on page 14 for further information. We continue to seek alternative sources of natural gas supply to our Chile facilities to minimize the impact of the increased export duty on our operations. There is considerable interest in natural gas exploration in areas of Southern Chile that are relatively close to our production facilities and we are optimistic that this activity will ultimately provide us with improved long term gas supply security.
      We permanently closed our 500,000 tonne per year methanol plant located in Kitimat, British Columbia on November 1, 2005 and with that closure we have eliminated our exposure to high cost North American natural gas feedstock. The site has been converted into a terminal for storing and distributing methanol as well as other products. During 2006, the site has allowed us to further enhance our distribution network and to cost-effectively supply methanol to customers in the Pacific Northwest of North America. We have also positioned our Waitara Valley facility in New Zealand as a flexible production asset with future operations dependant upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms.
      The cost to distribute methanol from our production facilities to customers is also a significant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focussed on identifying initiatives to reduce these costs. Over the last few years we have taken a number of steps to reduce these costs, in part by seeking to take advantage of our large production hubs. We also seek to use larger vessels where possible and to maximize the utilization of our shipping fleet in order to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean vessel contracts.
      We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to our customers. Our terminal in Korea allows us to efficiently and cost-effectively service our customer base in northeast Asia. In 2005, we expanded the methanol storage capacity at our Korean terminal to 155,000 tonnes and leased terminal capacity in Taicang, China to further improve customer service in China. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce our distribution costs.
      We believe our production of methanol from large hub facilities with access to low cost natural gas and our initiatives in reducing our distribution costs have allowed us to be a low cost supplier in the markets we serve.
      Global leadership. We are the leading supplier of methanol to the major international markets of North America, Asia Pacific and Europe, as well as Latin America. Our industry leadership has enabled us to play a role in industry pricing through the establishment of published Methanex reference prices in each major market. Our expertise in the global distribution of methanol enables us to enhance value by providing reliable supply to our customers.
      Over the past several years, we have played a role in the consolidation of the methanol industry and have positioned ourselves as the supplier of choice for global chemical producers as they face the decision of producing or purchasing their methanol requirements. Over the past few years, we have permanently shut down 2.2 million tonnes of our own higher cost capacity in North America. Other producers have also shut down plants, allowing us to gain new customers.
      In 2004, we permanently shut down our 1.9 million tonne per year Motunui site in New Zealand and since then, we have been operating the 530,000 tonne per year Waitara Valley facility. This plant is positioned as a flexible production asset with operations dependant upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms. In 2006, we produced about 400,000 tonnes of methanol at the Waitara Valley plant. In January 2007, we secured additional amounts of natural gas which, combined with our existing entitlements, is expected to enable the New Zealand plant to operate at least until the end of 2007 and produce approximately 425,000 tonnes of methanol in 2007. We continue to seek other supplies of economically priced natural gas to extend the life of the New Zealand plants. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.
      The expansion of our Korean terminal discussed above improves the cost-effectiveness of distributing methanol from our production facilities in Chile to our customers in Asia through the utilization of larger vessels. To that end, we have positioned the Millennium Explorer, our 100,000 dwt ship, in the Pacific in order to serve the Asian market. We have also relocated our Asia Pacific marketing and logistics office from Auckland, New Zealand to Hong Kong and have added staff at our office in Shanghai in order to enhance our customer service and industry positioning in this region. This enables us to participate and improve our knowledge of the rapidly evolving and high growth methanol market in China and other countries in Asia. Our enhanced presence in Asia has also helped us to identify several opportunities to develop applications for methanol to energy.
      We continue to actively investigate options to our supply position over the long term. We are in the final stages of developing a project to build a 1.3 million tonne per year methanol facility in Egypt. This project is being developed through a joint venture in which we have a 60% interest and marketing rights for 100% of production and we expect to make a final investment decision on this project by the middle of 2007.
      We also believe that it is important to play a role in developing new markets for methanol. There are developing markets for using methanol in energy applications such as biodiesel, methanol to power generation, di-methyl ether (DME) and fuel blending with the latter two having the largest growth prospects in China. DME, which is typically produced from methanol, can be blended up to 20% with liquefied petroleum gas (LPG) and used for household cooking and heating. DME can also be used as a clean burning substitute for diesel in transportation and as a clean fuel for power generation. In late 2006, we entered into a long-term arrangement with China’s XinAo Group under which we will, beginning in late 2007, supply an initial quantity of approximately 300,000 tonnes per year of methanol to XinAo. This methanol is required for a new DME production facility that XinAo is developing near Shanghai which we have an option to take an equity stake in.
      Operational Excellence. We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and distribution processes, human resources, corporate governance practices and financial management.
      We believe that methanol consumers view reliability of supply as critical to the success of their businesses. In order to differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to our customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk minimization approach developed by the Canadian Chemical Producers’ Association, we believe we have reduced the likelihood of unplanned shutdowns and lost time incidents and have achieved an excellent overall environmental and safety record.
      We also have adopted a policy on Corporate Social Responsibility (“CSR”) which is a natural extension of our Responsible Care ethic. Our CSR policy encompasses corporate governance, employee engagement and development, community involvement, social investment and many other activities that have long been part of our culture.
      We operate in a highly competitive and cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol price cycle and have adopted a prudent approach to financial management. Where there are opportunities to grow our position in the methanol industry we apply a disciplined approach which includes minimum target return criteria. We also believe that it is prudent to maintain a conservative balance sheet and have established a track record of returning excess cash to shareholders.
METHANOL INDUSTRY INFORMATION
General
      Methanol is a clear colourless liquid that is typically used as a chemical feedstock in the manufacture of other products.
      In 2006, approximately 80% of all methanol was used in the production of formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is largely in the energy sector, principally as a feedstock in the production of MTBE. MTBE is blended with gasoline and acts as a source of octane and as an oxygenate to reduce the amount of harmful exhaust emissions from motor vehicles. Methanol is also used in other energy applications such as biodiesel and fuel blending.
      Methanol is a typical commodity chemical and the methanol industry is characterized by cycles of oversupply resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand catches up and exceeds supply until increased prices lead to new plant investment or the re-start of idled capacity. In addition, the expanding number of different uses for methanol and its derivatives over the last several years has resulted in the methanol market becoming more complex and subject to increasingly diverse influences.
Demand Factors
      Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental and other factors and risks. See “Risk Factors and Risk Management” in our 2006 MD&A for more information. In 2006, the use of methanol to make chemical derivatives accounted for about 80% of world methanol demand. Because of the importance and relative stability of chemical derivative demand, methanol traditionally had been considered to be a mature commodity. The remainder of world methanol demand comes largely from its use as a feedstock for MTBE and other energy applications.
      Chemical Derivative Demand. In 2006, methanol for the production of formaldehyde represented approximately 39% of global methanol demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.
      In 2006, approximately 11% of all methanol produced annually was used in the production of acetic acid. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer (“VAM”), acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles. The acetic acid industry has been benefiting from increasing demand for water-based solvents produced with VAM for use in paints and adhesives due to environmental concerns associated with emissions of volatile organic compounds from other types of solvents.
      The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products which in turn are ultimately used to make such products as adhesives, coatings, plastics, film, textiles, paint, solvent, paint remover, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end-uses include silicone products, aerosol products, de-icing fluid, windshield washer fluid for automobiles and as an antifreeze for pipeline dehydration.
      Reflecting the diversity of methanol’s end-use products, changes in chemical derivative demand are generally influenced by levels of global industrial production and changes in economic conditions. The use of derivatives of formaldehyde, acetic acid and other products in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining the level of chemical derivative demand. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs typically account for only a small portion of the value of many of the end-products.
      MTBE and Energy Demand. In 2006, methanol for the production of MTBE represented approximately 16% of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline. Other energy applications, including biodiesel and fuel blending, account for approximately 6% of global methanol demand.
      During the 1990s, environmental concerns and legislation in the US led to the introduction of a federal oxygenate standard for gasoline which resulted in increased demand for MTBE for use in gasoline in order to reduce automobile tailpipe emissions. Subsequently, concerns in the US were raised regarding the use of MTBE in gasoline. Gasoline containing MTBE has leaked into groundwater in the US principally from underground gasoline storage tanks and has been discharged directly into drinking water reservoirs from recreational watercraft. MTBE is more easily detectable in water than many other gasoline components. The presence of MTBE in some water supplies led to public concern about MTBE’s potential to contaminate drinking water supplies. Several states including California, New York, New Jersey and Connecticut have, since 2003, banned the use of MTBE as a gasoline component and this has reduced demand for methanol in the US.
      In 2005, the US federal government passed the Energy Policy Act (“EPACT”) which contains provisions that have had the effect of reducing demand for MTBE in the US. While EPACT does not provide for a federal ban on the use of MTBE in gasoline, it does waive the federal oxygenate standard for gasoline effective May 2006.
      In 2006, the estimated demand for methanol to make MTBE for use in fuel blending in the United States was approximately 1.1 million tonnes. We expect that in 2007, US demand for methanol for MTBE will decline to approximately 0.8 million tonnes. This production is mainly destined for the export market with MTBE no longer being consumed in the United States except for non-fuel use. However, the pace of decline of US methanol demand for MTBE is uncertain and will be determined by various factors including the decision of US-based MTBE producers to continue to make MTBE for export.

      Additionally, the US EPA is preparing an Integrated Risk Information System (IRIS) review of the human health effects of MTBE including its potential carcinogenicity and their final report is expected to be released in mid-2008.
      The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE although several risk reduction measures relating to storage and handling of MTBE-containing fuel were recommended. However, governmental efforts in some European Union countries to promote biofuels and alternative fuels through legislation and tax policy are putting competitive pressures on the use of MTBE in gasoline. Several European MTBE production facilities have commenced producing ethyl tertiary butyl ether (ETBE) to take advantage of such tax incentives.
      Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe that there is potential for continuing growth in MTBE use outside the US and Europe. Our belief is based on actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. A number of Asian countries, including China, have adopted European specifications for gasoline formulations. This is expected to lead to increased consumption of MTBE in these markets.
      These recent developments lead us to believe that in 2007 and 2008, global demand for MTBE will decline due to declining MTBE production in the US and increasing incentives for biofuels in Europe and Latin America. However, we expect that demand for MTBE in Asia and the Middle East will continue to grow.
      There are several areas for methanol that show growth potential including biodiesel and di-methyl ether (DME) and we are working to promote methanol where there is long-term methanol growth potential. Biodiesel is a renewable fuel made from plant oils or animal fats and requires an alcohol such as methanol as part of the process. In 2006, global methanol demand for use in biodiesel was estimated at 500,000 tonnes. We expect future growth in biodiesel to be driven primarily by high energy prices and government programs to promote a renewable alternative to petroleum fuels.
      DME, which is typically produced from methanol, can be blended up to 20% with liquefied petroleum gas (LPG) and used for household cooking and heating. DME can also be used as a clean burning substitute for diesel in transportation and as a clean fuel for power generation. In late 2006, we entered into a long-term arrangement with China’s XinAo Group under which we will, beginning in late 2007, supply an initial quantity of approximately 300,000 tonnes per year of methanol to XinAo. This methanol is required for a new DME production facility that XinAo is developing near Shanghai which we have an option to take an equity stake in.
      As we enter 2007, we are experiencing healthy global economic conditions and strong demand for methanol. We believe that global chemical derivative demand growth for methanol and demand in other energy applications will more than offset the expected loss of demand for methanol to produce MTBE. We expect energy prices to play an important role in determining the rate at which methanol for energy use expands. However, there can be no assurance that legislation banning or restricting the use of MTBE, or promoting alternatives to MTBE, will not be passed or that negative public perception of MTBE outside of the United States may not develop, either of which would lead to a further decrease in the global demand for MTBE.
Supply Factors
      While a significant amount of new methanol capacity has come on stream over the past few years, a large number of higher cost North American and European producers have shut down plants. In addition, the industry has consistently operated significantly below stated capacity, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance.
      Newer world-scale methanol plants are generally constructed in remote coastal locations with access to low cost natural gas, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of three to six years to plan and construct a new world-scale methanol plant. As well, additional methanol supply can potentially become available by re-starting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by de-bottlenecking existing plants to increase their production capacity.
      In 2005, significant capacity additions were our own 840,000 tonne per year Chile IV facility, and the 1.8 million tonne M5 facility in Trinidad. In addition, a large number of smaller-scale, coal-based plants were added in inland China representing between two and three million tonnes of annual capacity.

      In 2006, the two significant capacity additions were the 600,000 tonne per year natural gas-based CNOOC Hainan Island facility in China and the 550,000 tonne per year Togliatti facility in Russia. In addition, numerous smaller-scale coal-based plants were added in China, representing approximately 3.5 million tonnes of annual capacity.
      Over the two-year period to the end of 2008, it is expected that new capacity and expansions will add approximately 6.5 million tonnes of capacity to the global industry, outside of China. It is expected that the next increment of world-scale capacity will be the 1.7 million tonne per year NPC facility in Iran which is expected to commence operations during the first half of 2007. In addition, there is a 1.0 million tonne per year plant in Oman under construction and it is expected that product from this plant to be available to the market during the second half of 2007. In 2008, it is expected that approximately 3.4 million tonnes of new capacity may be added to the market from two world scale plants in Iran and Saudi Arabia and other expansions. Over the same period, it is also expected that additional plants to be constructed in China. We continue to believe that under normal market conditions, substantially all methanol production in China will be consumed locally and that China will continue to require imports to satisfy demand. We also believe that demand for methanol in China will continue to grow at high rates which will require significant capacity expansion and good operating rates in China in order to satisfy the growth in its domestic demand.
      Over the two-year period to the end of 2008, we believe approximately 3.3 million tonnes of capacity could shut down as a result of high feedstock prices. Methanex itself is supplying methanol from two plants with a combined annual capacity of approximately 1.4 million tonnes that could shut down over the next 12 months. This includes our 530,000 tonne Waitara Valley facility located in New Zealand which we are operating as a flexible asset and the 850,000 tonne Celanese facility located in Alberta, Canada. We are purchasing methanol from the Celanese facility under an offtake agreement with Celanese Ltd. that expires March 31, 2007. Over the same period, we believe that the methanol industry will require new capacity outside of China to satisfy traditional demand driven by general economic growth. In addition, we believe there is considerable potential for demand growth in emerging applications for methanol that may impact the supply and demand balance favourably. These emerging applications include biodiesel, methanol for power generation, di-methyl ether (DME) and fuel blending, with the latter two having the largest growth prospects in China.
      Typical of most cyclical commodity chemicals, periods of high methanol prices encourage high cost production to operate at maximum rates, construction of new plants and expansion projects leading to the possibility of oversupply in the market. However, historically, not all announced capacity additions result in the completion of new plants. The construction of low-cost world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas reserves with appropriate pricing and an ability to cost-effectively deliver methanol to customers. Obtaining access to natural gas supply is becoming more challenging as natural gas is increasingly being used for higher value uses such as domestic use, LNG, or other chemical products. In addition, plant construction phases have been extended and capital costs have escalated due to increased demand for raw materials, equipment and labour caused by increased construction activity globally.
      With about 20% of global methanol market share, we intend to maintain and enhance our strong competitive position in the methanol industry and we continue to look at opportunities to underpin our sales volumes with low cost methanol production capacity.

Methanol Prices
      Methanol is an internationally traded commodity. Methanol prices have historically been cyclical and have been sensitive to overall production capacity relative to demand, the price of natural gas feedstock and general economic conditions. The following chart shows published methanol contract prices (in US dollars per tonne) in the US Gulf and Western Europe, two of the world’s major methanol markets:

Source: CMAI
     Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags. In times when prices in different markets diverge, product from offshore suppliers moves into the higher priced market, bringing the prices in different markets back into alignment.
      The majority of methanol sold globally is priced with reference to published regional contract prices to which discounts may be applied. Spot market transactions, though limited in nature and representing a relatively small portion of the total volume that is transacted, also occur.
      We publish regional non-discounted prices for each major methanol market and these posted prices are reviewed and revised from time to time based on industry fundamentals and market conditions. The majority of our customer contracts now use published Methanex reference prices as a basis for pricing and customer discounts to these prices may apply based on various factors. We believe that this pricing initiative has brought greater transparency to methanol market pricing.
PRODUCTION
Production Processes
      The methanol manufacturing process typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.
Operating Data and Other Information
      We endeavour to operate our production facilities around the world in an optimal manner in order to lower our overall delivered cost of methanol. Scheduled shutdowns of plants every three or more years are necessary to change catalysts or perform maintenance activities which cannot otherwise be completed with the plant operating (a process commonly known as a turnaround) and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every six years, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.
      The following table sets forth certain production data and other information for our methanol operations at each of our facilities:

		Operating	2006	2005
	Year Built	Capacity(1)	Production	Production

		(tonnes/year)	(tonnes)	(tonnes)
Punta Arenas, Chile
Chile I	1988	925,000	712,104	843,654
Chile II	1996	1,010,000	849,674	892,905
Chile III	1999	1,065,000	970,138	918,959
Chile IV(2)	2005	840,000	653,858	373,121
Trinidad
Titan	2000	850,000	864,423	715,487
Atlas(3)	2004	1,073,000	1,057,152	894,808
Waitara Valley, New Zealand(4)	1983	530,000	404,210	343,215
Kitimat, Canada(5)		—	—	375,640

Total		6,293,000	5,511,559	5,357,789

(1)	The annual Operating Capacities shown in the table may be higher than the original design capacity due to efficiencies gained through improvements and experience in operating these plants.

(2)	The Chile IV plant commenced operations in June 2005.

(3)	The Atlas plant commenced production in July 2004. Atlas is a joint venture between Methanex (63.1%) and BP (36.9%). The Operating Capacity and Production shown here are Methanex’s proportionate share.

(4)	The Waitara Valley facility is positioned as a flexible production asset with operations dependant upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms.

(5)	The Kitimat facilities were constructed in 1982 and were permanently shut down in November 2005.

MARKETING
      We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Dallas and Vancouver), Europe (Brussels and Billingham, England), Asia Pacific (Hong Kong, Shanghai, Tokyo and Seoul) and Latin America (Santiago, Chile).
      Our methanol marketing strategy is based on three principles: develop and maintain a strong customer base in the methanol markets of North America, Europe, Asia Pacific and Latin America as well as in other markets that are strategically located in relation to our production facilities; form direct customer relationships rather than sell to methanol traders; and secure and maintain long-term sales contracts with major end-users.
      We believe our ability to sell methanol from our geographically dispersed, multiple production sites enhances our ability to secure major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important. Our global network of marketing offices, together with our storage and terminal facilities and worldwide shipping operations, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements. As a result of our worldwide production, marketing and distribution capabilities, we are the largest supplier to the major international methanol markets and we believe we are a preferred supplier to many large scale consumers in the methanol industry.
      We purchase additional methanol from other methanol suppliers through long-term offtake agreements and from time to time on the spot market in order to meet customer needs and support our marketing efforts. We continually evaluate our ability to cost-effectively serve markets from our facilities and we maintain internal flexibility to quickly decide whether to produce or buy methanol. Methanol that is purchased on the spot market also provides us the opportunity to build our sales base prior to bringing on our own new capacity. During 2006, we sold about 1.1 million tonnes of methanol purchased from third parties.
      Currently, over 90% of our sales are covered by long-term or rolling one-year sales contracts. Pricing formulas under these contracts are generally determined on the basis of published Methanex reference prices at the time of shipment. In order to reduce the impact of cyclical pricing on our earnings, we have positioned ourselves with certain customers under long-term contracts where prices are either fixed or linked to our costs plus a margin and during 2006, sales under these contracts represented about 20% of our total sales volumes. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to the management of cash flow and liquidity.
      A market is beginning to be developed for the sale of methanol for energy-related uses — particularly for Dimethyl Ether (“DME”) which can be blended with liquefied petroleum gas (“LPG”) and methanol sold for making DME is priced at a level that is related to its energy value in the application.
      Trade in methanol is subject to duty in a number of jurisdictions. See “Foreign Operations and Government Regulation” on page 17 for more information.

DISTRIBUTION AND LOGISTICS
      The cost of methanol distribution represents a significant portion of our total costs and is important to our overall profitability. Our production hub in Chile currently supplies customers primarily in Asia Pacific and Europe. The Atlas and Titan plants in Trinidad supply customers primarily in the US and Europe. Our 530,000 tonne per year Waitara Valley plant is a flexible asset and supplies customers in Asia Pacific.
      Methanol is pumped from our coastal plants by pipeline to adjacent deepwater ports for shipping. We manage a fleet of 20 ocean-going vessels to ship this methanol. In order to retain optimal flexibility in the management of the fleet, we have entered into short-term and long-term time charters covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports. We use smaller vessels capable of entering into restricted ports to deliver directly to customers. We also lease or own storage and terminal facilities in the US, Canada, Europe and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.
NATURAL GAS SUPPLY
General
      Natural gas is the principal feedstock for methanol and accounts for a significant portion of its total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. An important part of our strategy is to ensure long term security of supply of low cost natural gas feedstock. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to curtail production or close such plants.
Chile
      About 62% of the natural gas for our Chilean facilities is currently sourced from suppliers in Argentina that are affiliates of international oil and gas companies. Under our current long-term natural gas purchase commitments for our Chile facilities, the percentage of natural gas supplied from Argentina would increase to approximately 80% in 2009. The remainder is supplied from gas reserves in Chile, mainly from ENAP (Empresa Nacional del Petróleo), a Chilean state-owned company, and a small percentage purchased from an independent natural gas producer with operations in Chile.
      Natural gas for the Chile I and IV plants is supplied under arrangements terminating in 2025 and natural gas export permits, valid until 2025, are in place for the gas being supplied from Argentina for those plants. Natural gas for the Chile II and III plants is supplied under contracts terminating in 2017 and 2019 and gas export permits, valid until those dates, are in place for gas being supplied from Argentina for those plants. Ten year extensions of these contracts until 2027 and 2029 have been agreed. Natural gas export permits in respect of the gas to be sourced from Argentina under these extensions have not yet been granted. Such permits are customarily only applied for a few years prior to the contractual agreement becoming effective.
      The purchase price of natural gas for our Chilean facilities is based on a minimum US dollar base price plus a variable component that is calculated based on methanol market prices. The variable price component of the natural gas agreements for our Chilean facilities is determined with reference to 12-month trailing average published industry methanol prices, except Chile I where, until mid-2009, the adjustment is related to our average realized methanol price for the current calendar year. Thereafter, the variable price component for Chile I will be calculated with reference to 12-month trailing average published industry methanol prices. The minimum US dollar price increases annually under the Chile IV contract and, commencing in mid-2009, will increase under the Chile I contract. Under the terms of the contracts, the sellers are obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. We also have an option to purchase up to an additional specified amount each year.
      Over the past few years, Argentina has been experiencing energy shortages. To avoid these shortages, the Argentinean government passed regulations that require Argentinean gas suppliers to give priority to supplying the domestic market. This has resulted in curtailments of gas supply to Chile as a result of the Argentinean government ordering natural gas suppliers to inject additional gas into the local grid. Since 2004, our production facilities in Chile have been impacted by these curtailments primarily during the winter period in the southern hemisphere. From May to August of 2004 we lost approximately 50,000 tonnes of methanol production due to these curtailments. During the same period in 2005 we lost about 100,000 tonnes of production. In 2006, the curtailment period extended from May to November and we lost about 50,000 tonnes of production. Our Chilean operations have been, and continue to be, somewhat isolated from this issue because of the location of our plants in the southernmost region of Chile and the pipeline transportation capacity to the population centers in Argentina. There is only one major pipeline that runs from the south to central Argentina. In 2005 the capacity of this pipeline was increased by approximately 13%. Some additional investment in infrastructure was made by our Argentinean natural gas suppliers in 2005 which increased the supply of natural gas in the southern region where we source our natural gas. The government of Argentina is pursuing further pipeline expansion projects although the timing around commencement and completion of these projects is uncertain. To date, we are not aware of any such projects receiving final approval from the government of Argentina.
      Effective July 25, 2006, the government of Argentina increased the duty on exports of natural gas from Argentina to Chile, which have been in place since May 2004, from approximately $0.30 per mmbtu to $2.25 per mmbtu. Exports of natural gas from the province of Tierra del Fuego were exempt from this duty until late October 2006 when the government of Argentina extended this duty to include this province at the same rates applicable to the other provinces. As a result, the increased duty on exports of natural gas has been applied to all of the natural gas feedstock that we source from Argentina. The total cost of the export duty to our natural gas suppliers on an annual basis has increased to approximately $200 million. While our contracts provide that gas suppliers are to pay any duties levied by the government of Argentina, we are in continuing discussions with our Argentinean natural gas suppliers to reach longer term arrangements regarding the impact of the increased export duty.
      During the fourth quarter of 2006, we reached interim agreements with all of our natural gas suppliers from Argentina. In principle, we have agreed to share the cost of duties based in part on prevailing methanol prices and we have gained some flexibility to take the natural gas depending on prevailing methanol market conditions and to the extent that these arrangements are not economic then we will not purchase the natural gas. While we are in continuing discussions to reach longer term arrangements with our natural gas suppliers from Argentina regarding the impact of the increased export duty, we cannot provide assurance we will be able to reach satisfactory longer term arrangements with them or that the impact of this export duty will not have an adverse effect on our results of operations and financial condition.
      There are many variables beyond our control that could have an effect on whether we suffer production losses as a result of the potential disruption of natural gas supply from Argentina and we are currently unable to provide a reasonable view as to the amount of production losses that we might suffer in 2007. These variables include the actions of government, actions of our gas suppliers, claims of force majeure, outcomes of ongoing or future arbitration or other proceedings, weather and other variables which are currently unanticipated or beyond our control.
      We continue to work on sourcing additional natural gas for our Chile facilities from alternative sources. There is renewed interest in natural gas exploration in southern Chile and we are working on sourcing additional natural gas supply for our Chile facilities from alternative sources in Chile. As an example, our major Chilean natural gas supplier, ENAP, and others, are undertaking gas exploration and development programs in areas of Chile which are relatively close to our production facilities. If these programs are successful, there is a possibility that we may be able to obtain some additional supply during 2007. In addition, the Government of Chile has announced its intention to assign exploration areas which lie close to our facilities in a bidding round during 2007. However, there can be no assurance that ENAP or others will be successful or that we would obtain any additional natural gas on economic terms.
      We are working with our natural gas suppliers and senior government officials in Chile and Argentina, and we continue to monitor this issue closely.
Trinidad
      Natural gas for our Titan and Atlas facilities is sourced from the major gas fields that are located off the coast of Trinidad. These fields are operated by major international oil and gas companies. The National Gas Company of Trinidad and Tobago Limited (“NGC”) transports the gas by pipeline to a processing facility located near our Titan and Atlas facilities and from there it is distributed and sold under individual contracts to industrial consumers.
      Natural gas is supplied to our facilities under contracts with NGC which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s contract with NGC expires in 2014 with an option to renew for a further 5 years subject to availability of gas and agreement on price. The price paid for gas by the Titan plant is based on a fixed escalation of a minimum US dollar base price plus a variable component that is determined with reference to average published industry methanol prices each quarter. Under the contract, NGC is obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. Gas paid for but not taken by the Titan plant in any year may be received in subsequent years. The Atlas plant’s gas contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those found in the Titan plant gas contract.
      Since late 2005, large industrial natural gas consumers in Trinidad, including Methanex, have experienced periodic curtailments in their natural gas supply. Curtailments have resulted from a number of different factors including difficulties encountered in bringing new offshore natural gas delivery systems on line and various mechanical problems in the existing pipeline and distribution systems. Also, the commissioning of new facilities consuming large amounts of natural gas has put stress on the natural gas delivery system. We are working with our natural gas supplier and other large natural gas consumers in Trinidad concerning this issue. However, we expect that these curtailments will continue in 2007 and there can be no assurance that production losses will not be materially worse than we have experienced in the recent past.
New Zealand
      We have restructured our New Zealand operations over the past few years due to natural gas supply constraints in New Zealand. In 2004, we permanently closed the 1.9 million tonnes per year Motunui facility. Since then, we have been operating our 530,000 tonne per year Waitara Valley facility. This plant is positioned as a flexible production asset with operations dependant upon methanol industry supply and demand and the availability of natural gas on commercially acceptable terms. In 2006, we produced about 400,000 tonnes of methanol at the Waitara Valley plant. In January 2007, we secured additional amounts of natural gas which, combined with our existing gas entitlements, is expected to enable the New Zealand plant to operate at least until the end of 2007 and produce approximately 425,000 tonnes of methanol.
      We continue to seek other supplies of economically priced natural gas to extend the life of the New Zealand plants. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION
General
      Our operations in Canada, the US, Chile, Trinidad, New Zealand, Europe and elsewhere are affected by political developments and by federal, provincial, state and other local laws and regulations. To date, we believe we have complied in all material respects with governmental requirements.
      We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks; risks of increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.
      In addition, because the Company derives substantially all of its revenue from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to the Company may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
      Trade in methanol is subject to duty in a number of jurisdictions. For instance, methanol sold in China from any of our producing regions is subject to a duty of 5.5%. Methanol from Chile which is sold in Japan and Korea, the other major markets in Asia Pacific, is not subject to duty. Recent free trade agreements now provide for methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into North America and the European Union. Currently, the costs we incur in respect of duties is not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied.
Chile
      Our wholly owned subsidiary, Methanex Chile Limited (“Methanex Chile”), owns the four plants comprising the Chilean production facilities. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into four DL 600 Contracts, substantially identical in all matters material for Methanex Chile, one for each of the plants.
      Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile in US dollars or any other freely convertible currency all or part of its profits and, after one year, its equity. As well, under the DL 600 Contracts, Methanex Chile has elected to pay income tax at the general applicable rate, currently 35%. The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.
      Please also refer to page 14 for a discussion concerning the actions of the government of Argentina which have had the effect of curtailing the supply of natural gas to Chile and increasing the duty on exports of natural gas from Argentina to Chile.
Trinidad
      Under the Fiscal Incentives Act of Trinidad, our subsidiary that owns the Titan plant was declared an approved enterprise in respect of the manufacture of methanol and was granted total relief from Trinidadian corporation income tax, customs duties and income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol until June 2005.
      Similarly, our subsidiary that owns the Atlas plant was declared an approved enterprise and was granted, for a ten year period commencing 2004, total relief from corporation income tax for the first two years of operation, then at a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility.

      The applicable corporation income tax rate without tax relief is currently 35%. There are no exchange control restrictions relating to the movement of funds into or out of Trinidad.
New Zealand
      New Zealand has enacted legislation to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) are subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand Government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.
      We are not subject to any exchange control or other governmental restrictions relating to the movement of money into or out of New Zealand.
ENVIRONMENTAL AND SOCIAL MATTERS
      The countries in which we operate all have laws and regulations governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.
      As a result of periodic external and internal audits, we currently believe that we materially comply with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with law at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on us. However, operating petrochemical manufacturing plants and distributing methanol entail risks in this area and there can be no assurance that material costs or liabilities will not be incurred.
      We have accrued $16 million for asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be made. During 2006, cash expenditures applied against the asset retirement obligations accrual were $5 million (2005 — $5 million).
Responsible Care and Corporate Social Responsibility
      As a member of the Canadian Chemical Producers’ Association in Canada (“CCPA”), the American Chemistry Council in the US, ASIQUIM (Asociacion Gremial de Industriales Quimicos de Chile) in Chile and the Chemical Industry Council in New Zealand, we are committed to the ethics and principles of Responsible Care. Responsible Care is the umbrella under which we manage issues related to health, safety, environment, community involvement, security and emergency preparedness at each of our facilities and locations. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to minimize adverse effects on human health and well-being, the environment and the communities in which we operate. Responsible Care also guides decision-making related to our corporate development objectives.
      The application of Responsible Care at Methanex begins with our Board of Directors, where we have a Responsible Care Committee, and extends throughout our organization. Responsible Care is implemented through documented management systems. The effectiveness of many of these management systems is measured using an audit process that we apply to our business operations. This process is designed to ensure ongoing compliance, identify opportunities for improvement and provide for the sharing of best practices. These audits often include third-party observers.
      We believe that Responsible Care helps us achieve strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life, particularly in communities where our employees reside.
      Some of the countries in which we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at all of our facilities.
      In 2005, we also formally adopted a policy on Corporate Social Responsibility (CSR), linking this ethic with our Responsible Care ethic. Our CSR policy encompasses governance, employee engagement and development, community involvement, social investment and many other activities that have long been part of our culture. We feel that adopting the tenets of CSR is a natural extension of our commitment to Responsible Care.
INSURANCE
      The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could materially adversely affect our revenues and operating income. We maintain insurance including business interruption insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have been very expensive or, in some cases, unavailable. There can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.
COMPETITION
      The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on price and reliability of supply. The relative cost and availability of natural gas and the efficiency of production facilities are also important competitive factors. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Our competitors include state-owned enterprises. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide our customers, we believe we are well positioned to compete in each of the major international methanol markets.
EMPLOYEES
      As of December 31, 2006, we had 818 employees.
RISK FACTORS
      The risks relating to our business are described under the heading “Risk Factors and Risk Management” which commences on page 23 of our 2006 MD&A and are incorporated in this AIF by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could materially adversely affect our business, financial conditions or results of operations.

DIVIDENDS
      Dividends are payable to the holders of common shares of the Company if, as and when declared by our Board of Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the cyclical nature of the methanol industry in order to preserve financial flexibility and creditworthiness.
      The Company pays a quarterly dividend on its common shares. The first quarterly dividend of $0.05 per share was paid on September 30, 2002. The quarterly dividend was increased to $0.06 per share effective September 30, 2003 and was further increased to $0.08 per share effective September 30, 2004. The quarterly dividend was increased to $0.11 per share effective June 30, 2005 and was further increased to $0.125 per share effective June 30, 2006. The Company’s Board of Directors, at a meeting held on March 2, 2007, designated each dividend paid in 2006 to be an “eligible dividend” for the purposes of Canadian tax law.
      Our Board periodically considers other forms of distributions when general business conditions, financial results, capital requirements and other relevant factors warrant and, in that context, a special dividend of $0.25 per share was paid on February 14, 2003.
      The following table sets out the total amount of regular dividends per share paid on the Company’s common shares in each of the last three most recently completed financial years:

Regular Dividend
Financial Year Ended	Paid Per Share
December 31, 2004	$0.280
December 31, 2005	$0.410
December 31, 2006	$0.485
CAPITAL STRUCTURE
      The Company is authorized to issue an unlimited number of common shares without nominal or par value and 25,000,000 preferred shares without nominal or par value.
      Holders of common shares are entitled to receive notice of and attend all annual and special meetings and to one vote in respect of each common share held, receive dividends if, as and when declared by our Board of Directors, and participate rateably in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.
      Preferred shares may be issued in one or more series and the directors may fix the designation, rights, restrictions, conditions and limitations attaching to the shares of each such series. Currently, there are no preferred shares outstanding.
      Our by-laws provide that at any meeting of our shareholders a quorum shall be two persons present in person or represented by proxy holding shares representing not less than 20% of the votes entitled to be cast at the meeting. Nasdaq’s listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under Nasdaq rules we are not subject to Nasdaq’s quorum requirement.

RATINGS
      The following table sets forth the ratings assigned to the Company’s unsecured debt and bank facility by Standard & Poor’s Rating Services (“S&P”), Moody’s Investor Services, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”).

Security	S&P(1)	Moody’s(2)	Fitch(3)
Unsecured Notes	BBB- (negative)	Ba1 (stable)	BBB (stable)

(1)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of eleven categories. According to the S&P rating system, debt securities rated BBB have adequate capacity to pay interest and repay principal. While an obligor rated BBB normally exhibits adequate protection parameters, adverse economic conditions, or changing circumstances are more likely to weaken capacity to meet its financial commitments. The addition of a plus ( + ) or minus ( - ) designation after a rating indicates the relative standing within a particular rating category.

(2)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and its future cannot be considered as well-assured. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)	Fitch credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by Fitch is the fourth highest of twelve categories and is assigned to debt securities considered to be good credit quality and low expectation of credit risk. The addition of a plus ( + ) or minus ( - ) designation after a rating indicates the relative standing within a particular rating category. The plus/minus grades are not added for the “AAA” category, or categories below “CCC”.
     Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.

MARKET FOR SECURITIES
      Our common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and are quoted through the Nasdaq Global Market in the US (trading symbol: MEOH). The following table sets out the market price ranges and trading volumes of our common shares on the Toronto Stock Exchange as well as for the Nasdaq Global Market for each month of our most recently completed financial year (January 1, 2006 through December 31, 2006).

2006 Trading Volumes
The Toronto Stock Exchange				Nasdaq Global Market
Ticker: MX				Ticker: MEOH
	High	Low	Volume		High	Low	Volume
	(Cdn. dollars)	(Cdn. dollars)	(millions)		(US dollars)	(US dollars)	(millions)
January	25.15	21.50	8,814,754	January	22.00	18.45	5,538,419
February	25.52	22.50	6,577,367	February	22.23	19.77	5,699,903
March	24.50	22.41	7,456,817	March	21.05	19.45	5,236,296
April	26.28	24.15	7,031,119	April	23.02	20.54	5,977,268
May	27.26	24.02	7,060,811	May	24.80	21.60	6,675,805
June	26.41	22.80	6,611,386	June	24.02	20.52	10,417,104
July	24.00	20.37	7,428,225	July	21.58	17.99	9,586,960
August	26.80	20.83	8,502,967	August	24.12	18.47	10,587,369
September	27.40	25.51	6,969,396	September	24.51	22.87	6,737,082
October	30.28	23.58	11,459,117	October	26.81	20.90	11,168,624
November	28.50	25.43	7,445,380	November	25.24	22.66	5,582,310
December	32.79	28.13	4,746,462	December	28.20	24.69	4,897,530
NORMAL COURSE ISSUER BID
      On May 9, 2006 the Company received approval to conduct a normal course issuer bid (the “Bid”) under which the Company had the ability but not the obligation to purchase 5,495,763 of its common shares being no greater than 5% of its issued and outstanding common shares as at May 9, 2006. The Bid commenced on May 17, 2006. On March 2, 2007 the Company, by notice to the TSX, sought and received approval to amend the Bid to allow the Company to purchase an additional 2 million of its common shares, representing about 8% of its public float as at May 8, 2006. The Bid expires on the earlier of the date that 7,495,763 common shares have been purchased or May 16, 2007. As at March 23, 2007, 5,375,000 common shares have been purchased under the Bid.

DIRECTORS AND EXECUTIVE OFFICERS
      The following sets forth the names and place of residence of the directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since(14)

Aitken, Bruce	Director and President	President and Chief Executive	July 2004
Vancouver, British Columbia	& Chief Executive	Officer of the Company since
Canada	Officer	May 2004; prior thereto President and Chief Operating Officer of the Company since September 2003; prior thereto Senior Vice President, Asia Pacific of the Company since September 1999.

Balloch, Howard(2)(3)(4)	Director	President of The Balloch	December 2004
Beijing		Group(6) since July 2001;
China		prior thereto Canadian Ambassador to the People’s Republic of China since February 1996.

Choquette, Pierre	Chairman of the Board	Corporate Director. Chairman	October 1994
Vancouver, British Columbia	and Director	of the Board and Chief
Canada		Executive Officer of the Company from September 2003 to May 2004; prior thereto President and Chief Executive Officer of the Company since October 1994.

Cook, Phillip H.(1)(4)(5)	Director	Corporate Director. Senior	May 2006
Austin, Texas		Advisor to the Dow Chemical
USA		Company(7) (“Dow Chemical”) from June 2006 to January 2007; prior thereto Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005 to 2006; prior thereto Senior Vice President, Performance Chemicals and Thermosets of Dow Chemical since 2003; prior thereto Business Vice President, Epoxy Products and Intermediates of Dow Chemical from 2000.

Findlay, Robert B.(2)(3)(5)(8)	Director	Corporate Director. Prior to	July 1994
West Vancouver, British Columbia		October 1997 was President
Canada		and Chief Executive Officer of MacMillan Bloedel Limited.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since(14)

Mahaffy, Douglas(2)(3)	Director	Chairman and Chief Executive	May 2006
Toronto, Ontario		Officer of McLean Budden
Canada		Limited(9) since September 2006; prior thereto Chairman, President and Chief Executive Officer of McLean Budden since October 1989.

Poole, A. Terence(1)(4)	Director	Corporate Director. Executive	September 2003,
Calgary, Alberta		Vice President, Corporate	and from
Canada		Strategy and Development	February 1994
		of NOVA Chemicals	to June 2003
Corporation(10) from May 2000 to June 2006.

Reid, John M.(1)(2)	Director	Corporate Director. President	September 2003
Vancouver, British Columbia		and Chief Executive Officer
Canada		of Terasen Inc.(11) from November 1997 to November 2005.

Rennie, Janice(1)(3)	Director	Corporate Director. Senior	May 2006
Edmonton, Alberta		Vice President, Human
Canada		Resources and Organizational Effectiveness for EPCOR Utilities Inc.(12) from 2004 to 2005; prior thereto Principal of Rennie & Associates.

Sloan, Monica E.(3)(5)	Director	Chief Executive Officer of	September 2003
Calgary, Alberta		Intervera Ltd.(13) since
Canada		January, 2004; prior thereto an Independent Consultant for ME Sloan Associates since October 1999.

Sweeney, Graham D.(1)(4)(5)	Director	Corporate Director. Prior to	July 1994
Sarnia, Ontario		October 1995 was President
Canada		and Chief Executive Officer of Dow Chemical Canada Inc.

(1)	Member of the Audit, Finance and Risk Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Public Policy Committee.

(5)	Member of the Responsible Care Committee.

(6)	The Balloch Group is a private consultancy firm specializing in Chinese and other Asian markets.

(7)	The Dow Chemical Company provides chemical, plastic and agricultural products and services.

(8)	Mr. Findlay is not standing for re-election at the May 7, 2007 Annual General Meeting.

(9)	McLean Budden Limited is a money manager looking after more than $40 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

(10)	NOVA Chemicals Corporation is a commodity chemicals company.

(11)	Terasen Inc. is an energy distribution and transportation company.

(12)	EPCOR Utilities Inc. builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States.

(13)	Intervera Ltd. is a company which provides data quality products and services to the energy industry.

(14)	The directors of the Company are elected each year at the annual general meeting of the company and hold office until the close of the next annual general meeting or until their successors are elected or appointed. The next annual general meeting of the Company will occur on May 7, 2007.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years

Cameron, Ian P.	Senior Vice President,	Senior Vice President, Finance and
Vancouver, British Columbia	Finance and Chief	Chief Financial Officer of the Company
Canada	Financial Officer	since January 1, 2003; prior thereto Vice President, Finance of the Company since September 1999.

Floren, John	Senior Vice President,	Senior Vice President, Global Marketing
Vancouver, British Columbia	Global Marketing and	and Logistics of the Company since
Canada	Logistics	June 2005; prior thereto Director, Marketing & Logistics North America of the Company since May 2002; prior thereto Director, E-Commerce of the Company since June 2000.

Gordon, John K	Senior Vice President,	Senior Vice President, Corporate
Vancouver, British Columbia	Corporate Resources	Resources of the Company since
Canada		September 1999.

Macdonald, Michael G.	Senior Vice President,	Senior Vice President, Corporate
Vancouver, British Columbia	Corporate	Development of the Company since
Canada	Development	January 2004; prior thereto Senior Vice President, Technology and Emerging Markets of the Company since October 2002; prior thereto Vice President, Planning and Strategic Development of the Company since September 1999.

Milner, Randy M.	Senior Vice President,	Senior Vice President, General Counsel
Vancouver, British Columbia	General Counsel and	and Corporate Secretary of the Company
Canada	Corporate Secretary	since October 2002; prior thereto Assistant General Counsel and Corporate Secretary of the Company since June 2000.

Weake, Harvey	Senior Vice President,	Senior Vice President, Asia Pacific of the
Auckland	Asia Pacific	Company since December, 2005; prior
New Zealand		thereto Vice President, Global Manufacturing/ Managing Director of Methanex New Zealand since July 2005; prior thereto Vice President, Manufacturing/ Managing Director of Methanex New Zealand since December, 2003; prior thereto Director, Manufacturing, Asia Pacific of the Company since April 2000.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years

Yanez, Jorge	Senior Vice President,	Senior Vice President, Caribbean &
Port of Spain	Caribbean & Global	Global Manufacturing of the Company
Trinidad	Manufacturing	since October 2005; prior thereto Vice President, Project Management of Methanex Management Inc. since December 2004; prior thereto Director, Project Development of Methanex Management Inc. since January 2001.

Schiodtz, Paul	Senior Vice President,	Senior Vice President, Latin America of
Santiago	Latin America	the Company since January 1, 2006;
Chile		prior thereto Director, Finance Latin America of Methanex Chile Ltd. since May 1999.
      As at December 31, 2006, the directors and executive officers of the Company owned, directly or indirectly, or exercised control of or direction over 274,511 common shares representing approximately 0.26% of the outstanding common shares as at December 31, 2006.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
      Since the commencement of our most recently completed financial year, and for the three most recently completed financial years, no director or executive officer of the Company, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Company’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.
EXPERTS
      KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Institute of Chartered Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder.
LEGAL PROCEEDINGS
      We are not a party to and our property is not the subject of any material legal proceedings which are currently in place or which we know to be contemplated.
AUDIT COMMITTEE INFORMATION
The Audit Committee Charter
      The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
      The Committee’s Mandate sets out its responsibilities and duties. A copy of the Committee’s Mandate is attached hereto as Appendix “A”.
Composition of the Audit Committee
      The Committee is comprised of five directors: A. Terence Poole (Chair), Phillip Cook, John Reid, Janice Rennie and Graham Sweeney. Each Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert”. The US Securities and Exchange Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Committee.
Relevant Education and Experience
      The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statement.
Mr. A. Terence Poole
      Mr. Poole is a corporate director. Prior to his retirement in June 2006 he was Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to that position Mr. Poole was the Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000, Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998 and other senior financial positions with NOVA Corporation from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.
      Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University. Mr. Poole is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.

      Mr. Poole also serves on the board of Pengrowth Corporation and is a member of their Audit Committee. He also serves on the board of Synenco Energy Inc and is Chair of their Audit and Risk Committee and a member of their Finance Committee.
      Mr. Poole has served on the Committee since September 2003 as well as from February 1994 to June 2003.
      Mr. Poole has chaired the Committee since May 2006.
Mr. Phillip Cook
      Mr. Cook is a corporate director. He spent the majority of his career working for The Dow Chemical Company (“Dow Chemical”), which provides chemical, plastic and agricultural products and services. His most recent position at Dow Chemical was Senior Advisor from June 2006 until his retirement in January 2007 and from 2005 to 2006, he was Corporate Vice President, Strategic Development and New Ventures. Other senior positions at Dow Chemical included Senior Vice President, Performance Chemicals and Thermosets for two years and Business Vice President, Epoxy Products and Intermediates for three years. Mr. Cook’s experience at Dow Chemical provided him with significant experience and exposure to accounting and financial reporting
      Mr. Cook holds a bachelor of Mechanical Engineering from the University of Texas, Austin and is a member of the College of Engineering Foundation advisory board of the University of Texas, Austin.
      Mr. Cook has served on the Committee since May 2006.
Mr. John Reid
      Mr. Reid is a corporate director. He held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company from November 1997 to November 2005 and prior to that was Executive Vice President and Chief Financial Officer of Terasen Inc. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper including Corporate Vice President, Finance and Controller.
      Mr. Reid is a Chartered Accountant and holds an Economics Degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.
      Mr. Reid also serves on the Board of Finning International Inc. and is a member of their Audit Committee.
      Mr. Reid has served on the Committee since September 2003.
Ms. Janice Rennie
      Ms. Rennie is a corporate director. From 2004 to 2005 Ms Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. EPCOR builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates which provided investment and related advice to small and mid-sized companies.
      Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.
      Ms. Rennie also serves on the boards of Canadian Hotel Income Properties Real Estate Investment Trust and Matrikon Inc. and is the chair of their Audit Committees. She also serves on the boards of NOVA Chemicals Corporation and West Fraser Timber Co. Ltd. and is a member of their Audit Committees.
      Ms. Rennie has served on the Committee since May 2006.
Mr. Graham Sweeney
      Mr. Sweeney, is a corporate director. During his career at Dow Chemical Company, Mr. Sweeney held the position of President and Chief Executive Officer of Dow Chemical Canada Inc., for three years and prior to that held Vice President and senior executive positions with The Dow Chemical Company in Asia from 1981 to 1987 and with global responsibilities from 1988 to 1992. In so doing, he acquired significant experience and exposure to accounting and financial reporting issues.
      Mr. Sweeney holds a Bachelor of Science (Chemical Engineering) from the University of Natal, South Africa.
      Mr. Sweeney has served on the Committee since May 1996.

Pre-approval policies and procedures
      The Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Committee has delegated to the Chair of the Committee pre-approval authority for any services not previously approved by the Committee. All such services approved by the Chair of the Committee are subsequently reviewed by the Committee.
      All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Paid to the Independent Auditors
      KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company and the holders of the Company’s common shares have resolved to have the directors of the Company determine the auditor’s remuneration. Fees to KPMG LLP during the years ended December 31, 2006 and December 31, 2005 were as follows:

US$000’s	2006	2005
Audit Fees	1,654	526
Audit-Related Fees	146	136
Tax Fees	397	158
All Other Fees	—	—
Total	2,197	820
      The nature of each category of fees is described below.
          Audit Fees:
      Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
      Audit fees paid in 2006 are in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as opinions on the effectiveness of the Company’s internal controls over financial reporting and on management’s assessment of internal controls over financial reporting. In addition, the understanding and testing of internal controls in the integrated audit is much broader and in more depth than in a financial statement audit.
          Audit-Related Fees:
      Audit-related fees were paid for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and consultations as to the accounting or disclosure treatment of other transactions.
          Tax Fees:
      Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.
TRANSFER AGENT AND REGISTRAR
      The transfer agent for our common shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia.

CONTROLS AND PROCEDURES
      The Company’s disclosure controls and procedures are described under the heading “Controls and Procedures” which commences at page 33 of our 2006 MD&A and are incorporated in this AIF by reference.
CODE OF ETHICS
      We have adopted a code of ethics that applies to our directors, officers and employees including its principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com.
ADDITIONAL INFORMATION
      We will provide to any person or company, upon request to the Corporate Secretary of the Company at the address set forth below:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short-form prospectus or a short-form prospectus,

(i)	one copy of the Information Circular of the Company dated March 5, 2007 for the Annual General Meeting of the Company to be held on May 7, 2007;

(ii)	one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this AIF;

(iii)	one copy of the comparative financial statements of the Company for the year ended December 31, 2006 together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2006;

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any of the documents referred to in (a)(i), (iii) and (iv) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.
      Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular dated March 5, 2007 relating to the Annual General Meeting of the Company to be held on May 7, 2007.
      Additional financial information about the Company is provided in Methanex’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006.
      Copies of the documents referred to above are available on the SEDAR website at www.sedar.com and may also be obtained upon request from:

Methanex Corporation
Randy Milner
Senior Vice President, General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 661 2602
E-mail: rmilner@methanex.com
      Additional information relating to the Company may be found on the SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

APPENDIX “A”
METHANEX CORPORATION
AUDIT, FINANCE AND RISK COMMITTEE MANDATE

1.	Creation
      A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.

2.	Purpose and Responsibility
      The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor’s; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
      The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles, and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.

3.	Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of three directors.

Appointment and Term of Members
b) The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence
c) Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert”. These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the Nasdaq Stock Market.

Appointment of Chairman and Secretary
d) The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts
e) Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.   Meetings

Time, Place and Procedure of Meetings	a) The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum
   i)    a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings
   iii)   notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice
   iv)   a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi) the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Meeting without Management	vii) each regular meeting of the Committee will conclude with a session without any management personnel present;

Calling a Meeting
   viii)  a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees
   ix)   notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting;

Reports to the Board	b) The Committee shall make regular reports to the Board.

5.	Duties and Responsibilities of the Committee

1)	Financial Statements and Disclosure

Annual Report and Disclosures*
a) Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular, and any reports on adequacy of internal controls, and all financial statements in prospectuses or other disclosure documents.

Prospectuses*
b) Review and recommend for approval by the Board all prospectuses and documents which may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures
c) Review, discuss with management and the external auditor and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year end financial results, prior to public release.

Accounting Policies and Estimates
d) Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i) any areas of management judgment and estimates that may have a critical effect on the financial statements;
ii) the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP;
iii) the appropriateness, acceptability, and quality of the Corporation’s accounting policies; and
iv) any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e) Discuss with management the use of “pro forma” or “non-GAAP information” in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation
g) Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)	Risk Management and Internal Control

Risk Management Policies*	a) Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:
i) the risks inherent in the Corporation’s businesses, facilities and strategic direction;

ii) financial risks including foreign exchange, interest rate and investment of cash;
iii) overall risk management strategies and the financing of risks including insurance coverage in the context of competitive and operational considerations;
iv) the risk retention philosophy and the resulting uninsured exposure of the Corporation; and
v) shipping risk.

Risk Management Processes	b) Review with management at least annually the Corporation’s processes to identify, monitor, evaluate, and address important enterprise-wide business risks.

Adequacy of Internal Controls
c) Review at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

   i)    policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

   ii)    internal control recommendations of the external auditors and arising from the results of the internal audit procedures; including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d) Review with management activity related to management of financial risks to the Corporation, including hedging programs.

3)	External Auditors

Appointment and Remuneration	a) Review and recommend to the Board:
i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and
ii) the nomination and remuneration of external auditors to be appointed at each Annual Meeting of Shareholders.

Resolving Disagreements	b) Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c) The external auditors shall report directly to the Committee And the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d) Review a formal written statement requested at least annually from the external auditor describing:
i) the firm’s internal quality control procedures;

   ii)    any material issues raised by the most recent internal quality control review, peer review of the firm; or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

iii) any steps taken to deal with any such issues; and
iv) all relationships between the external auditors and the Corporation.

   The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan
e) Review and approve the external audit plan and enquire as to The extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for the strengthening of internal controls will be reviewed.

Rotation of Senior Audit Partner	f) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors
g) Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation Which are to be provided by the external auditor in accordance with The Corporation’s Audit and Non-Audit Services Pre-Approval Policy Which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor
h) Ensure the establishment of policies relating to Corporation’s Hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Report from the External Auditors
i)  Prior to filing of the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements, the Committee should receive a report from the external auditors on the Results of their review or their audit.

Meeting with Auditors and Management
j)  The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with Management to discuss the same matters as those discussed with the external auditors.

4)	Internal Audit

Internal Audit Plans	a) Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c) The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.

5)	Pension Plans
      With respect to all investing and funding aspects of all defined benefit corporate sponsored pension plans of the Corporation and its wholly-owned subsidiaries that have estimated actuarial liabilities in excess of US$ 5 million (collectively the “Retirement Plans”):

Constitute Pension Committees	a) Annually constitute Committees (the “Pension Committees”) with responsibility for the investment activities of the Retirement Plans’ trust funds;

Statements of Pension Investment Policy and Procedures	b) Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds at least annually but in Any event whenever a major change is apparent or necessary;

Amendments to Retirement Plans and Material Agreements	c) Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements;

Appointment of Auditors, Actuaries, and Investment Managers
d) Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans;

Retirement Plan Financial Statements	e) Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon;

Retirement Plan Report*	f) Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds;

Terms of Reference of the Pension Committees	g) Review and recommend to the Board for approval the Terms of Reference of the Pension Committees (to be approved jointly with the Human Resources Committee of the Board) and any amendments thereto.

Delegation to the Pension Committees	h) Approve the delegation of certain responsibilities to members of the Pension Committees;

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on the Retirement Plan as Required by applicable regulations, any special actuarial reports, And the funding assumptions to be used in preparing the reports; and
      With respect to all investing and funding aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$ 5 million of the wholly-owned subsidiaries of the Corporation (“other Retirement Plans”):

Other Retirement Plans Report	j) Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance; and

Delegation of Authority	k) Administer and delegate to sub-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6)	General Duties

Code of Business Conduct Compliance
a) Obtain a report at least annually from the Senior Vice President, General Counsel & Corporate Secretary on the Corporation’s And its subsidiary/foreign affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b) Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process
c) Ensure that a process and procedure has been established by The Corporation for receipt, retention, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters
d) Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy*
e) Review annually and recommend to the Board for approval, the Corporation’s Disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related Party Transactions	f) Review and approve all related party transactions.

Mandate Review*
g) Review and recommend for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if Any, will be made to the Board for approval.

Annual Evaluation	h) The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this mandate.

*	Board approval required